SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)

                              (AMENDMENT NO. 1)1

                            SPECIALITY CATALOG CORP.
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title or Class of Securities)

                                  84748Q-10-3
                                 (CUSIP Number)

                               January 24, 2000
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
       [ ]  Rule 13d-1(b)
       [ ]  Rule 13d-1(c)
       [x]  Rule 13d-1(d)


---------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8478Q-10-3                                           Page 2 of 5 Pages

----- --------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven L. Bock
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                     (A) [ ]
      N/A                                            (B) [ ]
----- --------------------------------------------------------------------------
3     SEC USE ONLY


----- --------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
---------------- ----- ---------------------------------------------------------
                 5     SOLE VOTING POWER

                       503,160 (See Item 4.)
   NUMBER OF     ----- ---------------------------------------------------------
    SHARES       6     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            1,000 (See Item 4.)
     EACH        ----- ---------------------------------------------------------
  REPORTING      7     SOLE DISPOSITIVE POWER
    PERSON
     WITH              503,160 (See Item 4.)
                 ----- ---------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER

                       1,000 (See Item 4.)
----- --------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      504,160 (See Item 4.)
----- --------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

      N/A
----- --------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.6%
----- --------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IN
----- --------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 8478Q-10-3                                           Page 3 of 5 Pages

ITEM 1(A).  NAME OF ISSUER:

            Specialty Catalog Corp.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            21 Bristol Drive
            South Easton, MA  02375

ITEM 2(A).  NAME OF PERSON FILING:

            Steven L. Bock

ITEM 2(B).  RESIDENCE:

            c/o Specialty Catalog Corp.
            21 Bristol Drive
            South Easton, MA 02375

ITEM 2(C).  CITIZENSHIP:

            United States of America

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.01 par value per share

ITEM 2(E).  CUSIP NUMBER:

            84748Q-10-3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

CUSIP No. 8478Q-10-3                                           Page 4 of 5 Pages

ITEM 4.     OWNERSHIP:

(a) Amount beneficially owned:  504,160 shares (1)
(b) Percent of class:  10.6% (2)
(c) Number of shares as to which such person has:
  (i)   Sole Power to vote or to direct the vote:  503,160 shares (1)
  (ii)  Shared power to vote or to direct the vote:  1,000 shares (3)
  (iii) Sole power to dispose or to direct the disposition of: 503,160 shares(1)
  (iv)  Shared power to dispose or to direct the disposition of: 1,000 shares(3)

---------------
     1 Includes 404,226 shares of Common Stock which the Reporting Person has the current right to acquire pursuant to currently exercisable stock options or stock options exercisable within sixty (60) days of December 31, 1999.

     2 Based upon an aggregate of 4,351,000 shares outstanding on January 21, 2000.

     3 Includes 1,000 shares held jointly by the Reporting Person and his spouse.





ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.

CUSIP No. 8478Q-10-3                                           Page 5 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             January 24, 2000
                                                   (Date)


                                      By: /s/ Steven L. Bock
                                          _________________________
                                          Steven L. Bock